EX-2.4
                      AMENDMENT 3 TO ACQUISITION AGREEMENT

                                  AMENDMENT III

Pursuant to Section 12.3 Amendment, Parties in Interest, Assignment, Etc, of the Agreement executed by and between FREESTAR TECHNOLOGY CORPORATION ("FSRC"), and HEROYA INVESTMENTS LIMITED ("HEROYA") on the 10th day of September 2002, the Parties have on this 27th day of June 2003 agreed to amend the terms and conditions of certain Sections thereof as follows.

This AMENDMENT III supplements changes introduced to the abovementioned Agreement through AMENDMENT I, executed by and between the Parties on the 16th day of December 2002, and AMENDMENT II executed by and between the Parties on the 25th day of February 2003, to the extent that the cash consideration for FSRC's acquisition of Rahaxi Processing shall be reduced from approximately 13% to 0% by means of a final equity payment in FSRC common stock. Thus, FSRC's holding of Rahaxi shares increases from 26 to 30 (representing 100% of the 30 shares issued and outstanding in Rahaxi).

1.  Purchase  and sale.  Subject to the terms and  conditions  contained in this
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Amendment,  on the Closing Date,  FSRC shall purchase One Hundred percent (100%)
of Rahaxi in exchange for FSRC common stock representing the outstanding cash balance of Five Hundred and Two Thousand One Hundred US Dollars ($502,100), bringing FSRC total equity payments to a cash value equivalent of Four Million Three Hundred Thousand US Dollars ($4,300,000), hereinafter referred to as the "Purchase Price", which shall be secured with guarantee(s), in the form of an equivalent amount of common stock of FSRC pursuant to Section 3. The Purchase Price shall be payable within 3 months from the date of Closing, per the payment schedule described in Section 2.1.

2. Closing.  The closing (the  "Closing") of the sale and purchase of the Rahaxi
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Shares shall take place on June 27th, 2003, or at such other date, time or place as may be agreed upon in writing by the parties hereto, but not later than September 10th, 2003 (the" Termination Date"). The date of the Closing is sometimes herein referred to as the "Closing Date"

2.1. Payments, Payment Schedule.
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a.        The  remainder of the Purchase  Price shall be paid in common stock of
          FSRC as follows:

          i. FSRC shall issue to HEROYA eight million one hundred thousand (8,100,000) shares of its common stock in consideration for the remaining thirteen point three percent (13.3%) of Rahaxi's common stock outstanding (additional 4 of 30 Rahaxi shares outstanding) no later than September 10th 2003.

b. FSRC shall provide operating capital to Rahaxi as required to ensure adequate funding of Rahaxi's expenditure at all times, including scheduled technology upgrades (EMV, Release 6, IPG,etc.) commencing on February 1st 2003.


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c.                Title to the shares of Rahaxi will pass to FSRC simultaneously with the equity payment as mentioned in Section 2.1. a. hereabove.

d.                If FSRC fails to remit the equity payment mentioned in Section
          2.1. a. i, FSRC shall forfeit all rights hereunder save for the 26 of the Rahaxi shares previously acquired through the abovementioned Amendment I and Amendment II. If FSRC fails to remove the restrictive legend on the FSRC common stock paid in lieu of cash through the abovementioned Amendment I or Amendment II, or this Amendment (Amendment III), promptly one year from the relevant Closing dates (December 16th 2002, February 25th 2003 and June 27th 2003), thereby rendering such stock "free trading" on the first anniversary of their respective Closing dates (22 million shares on December 16th 2003, 23.2 million shares on February 25th 2004 and 8.1 million shares on June 27th 2004), FSRC shall forfeit all rights hereunder.

e. From the Closing Date until June 27th 2004, HEROYA shall receive ten percent (10%) of the net profits of Rahaxi.

3. Agreements,  Conditions and Covenants.  FSRC shall have performed or complied
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with all agreements,  conditions and covenants  required by this Amendment to be performed or complied with on or before the Termination Date. In particular, FSRC shall have transferred to HEROYA and validly pledged in favor of HEROYA common stock of FSRC in an amount equivalent to the cash Purchase Price as security for the performance of FSRC's obligations under the present Agreement. For the purpose of this Section 3., the amount of FSRC common stock transferred to HEROYA shall be based on $0.07 per share fully diluted. The amount of FSRC common stock shall be equivalent to the cash value of the Purchase Price at all times, regardless of market activity or dilution subsequently arising in FSRC.

This Amendment forms part of the abovementioned Agreement executed by and between FREESTAR TECHNOLOGY CORPORATION ("FSRC") and HEROYA INVESTMENTS LIMITED ("HEROYA") on the 10th day of September 2002. Sections mentioned hereabove replace and supersede corresponding Sections of the original Agreement between the Parties having been executed on the 10th day of September 2002.

IN WITNESS WHEREOF, this Amendment has been executed by the parties hereto as of this 27th day of June 2003.

AGREED TO:                                   AGREED TO:

FREESTAR TECHNOLOGY CORP.                    HEROYA INVESTMENTS LIMITED


                                             By:       Canis Nominees Limited

By:        /s/  Paul Egan                    By:       /s/  Soren Valbro
           --------------                               -----------------
Name:       Paul Egan                        Name:      Soren Valbro
Title:      President                        Title:     Director,
                                                        Canis Nominees Limited

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